Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)
Dated December 19, 2016

December 19, 2016

Company name:	JX Holdings, Inc.
Representative:	Yukio Uchida
Representative Director, President
Stock code:	5020; first section of Tokyo Stock Exchange and Nagoya Stock Exchange
Contact:	Investor Relations Group
Finance & Investor Relations Department
Phone number:	+81-3-6257-7075

Company name:	TonenGeneral Sekiyu K.K.
Representative:	Jun Mutoh
Representative Director, President
Stock code:	5012; first section of Tokyo Stock Exchange
Contact:	Public Relations & CSR
EMG Marketing Godo Kaisha
Phone number:	+81-3-6713-4400

Results of the JFTC Review of the Proposed Business Integration

JX Holdings, Inc. (“JXHD”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) are pleased to announce that the review by the Japan Fair Trade Commission (“JFTC”) of their proposed business integration scheduled for April 1, 2017 is completed and that the JFTC has cleared the business integration, subject to certain remedial measures being implemented.
For details of the remedial measures, please see the JFTC press release available at the JFTC website (http://www.jftc.go.jp/en/pressreleases/categories/mergers/index.html).
JXHD and TonenGeneral continue to work towards completion of the business integration on April 1, 2017.

< Reference: Development >
February 29, 2016	Notification of the proposed business integration filed with the JFTC; First JFTC review commenced.
March 30, 2016	Secondary JFTC review commenced.
December 19, 2016	JFTC clearance obtained.